June 2011
Pricing Sheet dated June 27, 2011 relating to Preliminary Pricing Supplement No. 837 dated June 10, 2011 Registration Statement No. 333-156423 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in U.S. Equities
Non-Callable Contingent Coupon Notes Based on the Performance of the S&P 500® Index
due June 30, 2031
PRICING TERMS – JUNE 27, 2011
Issuer:	Morgan Stanley
Underlying index:	S&P 500® Index
Aggregate principal amount:	$8,998,000
Stated principal amount:	$1,000 per note
Issue price:	$1,000 per note (see “Commissions and Issue Price” below)
Pricing date:	June 27, 2011
Original issue date:	June 30, 2011 (3 business days after the pricing date)
Maturity date:	June 30, 2031
Interest rate:
Years 1 through 3: 7.50% per annum
Years 4 through 20: A contingent coupon of 7.50% per annum is paid monthly only if the closing value of the underlying index is at or above the barrier level on the related observation date.
If on any observation date, the closing value of the underlying index is less than the barrier level, we will pay no coupon for the applicable interest period.  It is possible that the underlying index could remain below the barrier level for extended periods of time or even throughout the period from the fourth year following the original issue date until maturity so that you will receive no contingent monthly coupons.

Barrier level:	900
Interest payment dates:
The 30th day of each month, beginning July 30, 2011, or in the case of February, the last calendar day of such month; provided that if any such day is not a business day, that interest payment will be made on the next succeeding business day and no adjustment will be made to any interest payment made on that succeeding business day.

Observation dates:
The fourth business day preceding each interest payment date, beginning with the July 30, 2014 interest payment date, subject to postponement for non-index business days and certain market disruption events

Payment at maturity:	At maturity, you will receive an amount equal to the stated principal amount for each note you hold and accrued and unpaid interest, if any.
CUSIP:	617482VB7
ISIN:	US617482VB75
Listing:	The notes will not be listed on any securities exchange.
Agent:
Morgan Stanley & Co. LLC (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley.  See “Description of Notes—Supplemental Information Concerning Plan of Distribution; Conflicts of Interest” in the accompanying preliminary pricing supplement.

Commissions and Issue Price:	Price to Public(1)	Agent’s Commissions(2)	Proceeds to Issuer
Per note	$1,000	$35	$965
Total	$8,998,000	$314,930	$8,683,070
(1)	The price to public for investors purchasing the notes in fee-based advisory accounts will be $970 per note.
(2)
Selected dealers and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of $35 for each note they sell; provided that dealers selling to investors purchasing the notes in fee-based advisory accounts will receive a sales commission of $5 per note. For additional information, see “Description of Notes—Supplemental Information Concerning Plan of Distribution; Conflicts of Interest” in the accompanying preliminary pricing supplement and “Plan of Distribution” in the accompanying prospectus supplement.

“Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500” and “500” are trademarks of Standard & Poor’s Financial Services LLC (“S&P”) and have been licensed for use by Morgan Stanley.  The notes are not sponsored, endorsed, sold or promoted by S&P and S&P makes no representation regarding the advisability of investing in the notes.

You should read this document together with the preliminary pricing supplement describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Pricing Supplement No. 837 dated June 10, 2011
Prospectus Supplement dated December 23, 2008
Prospectus dated December 23, 2008

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.